EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
Earnings:	2017	2016	2015	2014	2013
Income (loss) before equity in income of unconsolidated entities and income taxes	$64,659	$(26,419)	$120,812	$34,590	$36,704
Gain on sales of real estate	9,890	40,986	68,047	10,671	9,016
Fixed charges (from below)	82,858	89,584	96,867	99,243	99,676
Amortization of capitalized interest	2,631	2,715	2,591	2,374	1,977
Distributed income of equity investees	1,496	732	361	225	1,857
Subtract:
Capitalized interest (from below)	(5,229)	(5,723)	(7,151)	(6,065)	(8,785)
Preferred distributions of other consolidated entities	(16)	(16)	(16)	(16)	(16)
Total earnings	$156,289	$101,859	$281,511	$141,022	$140,429

Fixed charges:
Interest expense on continuing operations	$76,983	$83,163	$89,074	$92,393	$82,010
Interest expense on discontinued operations	—	—	—	—	8,221
Capitalized interest (internal and external)	5,229	5,723	7,151	6,065	8,785
Amortization of debt issuance costs-capitalized	—	—	8	186	144
Interest included in rental expense	630	682	618	583	500
Preferred distributions of other consolidated entities	16	16	16	16	16
Total fixed charges	$82,858	$89,584	$96,867	$99,243	$99,676

Ratio of earnings to fixed charges	1.89	1.14	2.91	1.42	1.41

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations), amortization of capitalized interest and distributed income of equity investees to income before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.